UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      June 30, 2006

Mr. Victor M. Perez
Chief Financial Officer
Allis-Chalmers Energy Inc.
5075 Westheimer, Suite 890
Houston, Texas 77056


      Re:	Allis-Chalmers Energy Inc.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed June 13, 2006
		File No. 333-133874

		Form 10-K for the fiscal year ended December 31, 2005
		Filed March 22, 2006
		File No. 1-02199

Dear Mr. Perez:

      We have reviewed your response letter dated June 13, 2006, and the amended filing, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form S-1/A Filed June 13, 2006

General

1. Please provide currently dated consent from each the independent registered accountants in the next amendment.

Unaudited Pro Forma As Adjusted Consolidated Financial
Information,
page 29

2. We note that you have presented certain transaction in your pro forma as adjusted consolidated statements of operations as if they occurred on January 1, 2006. Please revise your presentation to reflect them as though they occurred as of the beginning of the fiscal year presented. Refer to Rule 11-02(b)(6) of Regulation S-X.

Notes to Unaudited Pro Forma As Adjusted Consolidated Condense
Financial Statements, page 35

3. Please expand your description of your purchase acquisitions to identify and disclose, by acquisition:

* the nature and the amount of each source of purchase consideration;

* the purchase price allocation;

* net tangible assets and liabilities acquired;

* identifiable intangible assets;

* fair value adjustments to net tangible and intangible assets and liabilities; and,

* the costs and fees of the acquisition.

Refer to Rule 11-02(a) of Regulation S-X.

4. To the extent the purchase price allocation is preliminary, expand your disclosure to indicate this. Provide management`s assessment as to whether material differences from actual are expected. Consider the guidance contained in SAB Topic 2:A.7 if you believe that the final purchase allocation will result in a materially different presentation than the one presented, including amortization periods and methods.

5. Please revise notes to disclose your assumptions used to determine your interest expense pro forma adjustments, including the amount of debt and interest rates. Please address each of the following:

* Clarify whether or not the rate use is your current interest rate or the interest rate for which you have a commitment.

* If actual interest rates in the transaction can vary from those depicted, disclosure the effect on income of a 1/8 percent variance in interest rates.

* If a rate other than your current or committed rate is used, include prominent disclosure of the basis of presentation and the anticipated effects of the current interest rate environment in the introduction to the pro forma financial statements and wherever pro forma information is provided.

* Disclose in a footnote to your pro forma financial statements the future maturities of pro forma long-term debt.

6. We have reviewed your response to prior comment number two. It appears that you need to remove your pro forma adjustments to historical eliminate director fees, as these do not appear to be directly attributable to the transaction.

7. Please expand your note disclosure to specifically identify additional costs, if any, which are contractual and directly attributable to the merger transaction. While these costs are not of a recurring nature and should not be included in an adjustment to arrive at pro forma net income, we believe their disclosure will provide readers with a more comprehensive understanding of the impact of this transaction.

8. We have reviewed your revised disclosure regarding the bonus payments. Please explain in greater detail how this additional payment was considered in your determination of the purchase price of
Specialty. Please also clarify whether or not the payment of these bonuses was required by the purchase agreement and a condition to closing. We may have further comment.

9. Disclose the rate used to calculate the pro forma tax adjustment and state, if true, that the rate used is the statutory rate in effect during the periods presented. Refer to Rule 11-02(b), Instruction
(7).

Financial Statements

Consolidated Condensed Income Statements, page F-50

10. We note that you have reported a separate line item for stock based compensation. Please revise your presentation to classify these costs consistently with cash-based compensation. Refer to SAB
Topic
14:F which can be located on our website at:

      http://www.sec.gov/interps/account/sab107.pdf.

Acquisition Financial Statements - Capcoil Tubing Services, Inc.

Statements of Cash Flows, page F-84

11. We note your response to our prior comment number six. It is unclear to us why your application of the indirect method for determining cash flows adjusts the year end change in inventory and accounts payable for amounts paid during the period. In particular with regard to accounts payable since the entire balance at year end should represent amounts that are unpaid. Your approach appears to adjust accounts payable for timing of cash payments, but only for those items that are capitalized in Plant and Inventory. Please tell us why you believe this is an appropriate application of the indirect method for determining operating cash flows. Please refer to Appendix
A of SFAS 95 for illustrative examples of the indirect method.

Unaudited Pro Forma As Adjusted Consolidated Financial
Information,
page F-162

12. Include an introductory paragraph that briefly sets forth a description of the transaction, the entities involved, and the periods for which the pro forma information is presented, as required by 11-02(b)(2) of Regulation S-X. We note your related disclosure on page 29.

Form 10-K for the Fiscal Year Ended, December 31, 2005

Financial Statements

Consolidated Statements of Operations, page 48

13. We note your response to our prior comment number 13. Please clarify if any amounts for post-retirement medical costs that you have reflected separately on the face of your Statement of Operations relate to employees whose salaries and benefit expenses are otherwise captured in your "Direct costs" line item.

Nature of Business and Summary of Significant Accounting Polices

Revenue Recognition, page 53

14. We note your response to our prior comment number 14. Please expand your revenue recognition disclosures to quantify the amount of revenues included in your financial statements for "lost-in-hole" or
"irreparably damaged" equipment.




* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Stertzel at (202) 551-3723 or Jill
Davis,
Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

      					Sincerely,


      					H. Roger Schwall
      Assistant Director

cc: 	VIA FACSIMILE
      Henry Havre
      Andrews Kurth LLP
      713-238-7279
Mr. Victor M. Perez
Allis-Chalmers Energy Inc.
June 30, 2006
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